CHURCHILL DOWNS, INC.

Moderator: Mike Ogburn
May 5, 2004
10:00 a.m. CT

Operator: Good day, and welcome to the Churchill Downs Incorporated conference call.

At this time for opening remarks and introductions, I would like to turn the call over to Mr. Mike Ogburn. Please go ahead, sir.

Mike Ogburn: Good morning, and welcome to this Churchill Downs Incorporated conference call to review the Company's results for the first quarter of 2004. The results were released yesterday afternoon in a press release that has been covered by the financial media.

A copy of this release, announcing earnings and any other financial and statistical information about the period to be presented in this conference call, including the information required by Regulation G, is available at the section of the Company's Web site entitled Investor Relations at www.churchilldownsincorporated.com.

Let me also note that a release has been issued advising of the accessibility of this conference call on a listen-only basis over the Internet. As we start, let me express that some statements made in this call will be forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are statements that include projections, expectations or beliefs about future events or results or otherwise are known statements of historical fact. Actual performance of the Company may differ materially from that projected in such statements.

Investors should refer to statements included in reports filed by the Company with the Securities and Exchange Commission for a discussion of additional information concerning factors that could cause our actual results of operations to differ materially from the forward-looking statements made in this call.

The information being provided today is of this date only, and Churchill Downs Incorporated expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in expectation.

I'll now turn the call to Tom Meeker, president and chief executive officer.

Tom Meeker: Good morning, everyone, and thanks for joining us on the call this morning to discuss the first quarter results.

Let me outline briefly how the call will be conducted this morning. First, I'll provide you some brief comments concerning the first quarter. I'll also give you some comments and preliminary numbers relating to the Kentucky Derby weekend, and then I'll outline some of the key areas of focus that we have got as we move forward during the remaining parts of this year.

Thereafter, I thought it would be important that we give you a briefing on some of our CRM efforts. And so, I've invited Andy Skehan, our chief marketing officer, to briefly outline some of the things that are going on in that arena - in the CRM arena - which is a clear, strategic focus of ours as we move forward.

And then, finally, Mike Miller, our CFO, will go over the numbers in detail and provide you a little guidance as to the next quarter. Following that, of course, we'll stand ready to answer any questions you might have.

As it relates to the first quarter, on balance I was pleased with the first quarter results. As you know, historically we operate at a loss during the quarter, and this is due primarily to the absence of any live racing.

And this quarter was no different. Even with additional costs that we incurred related to both the legislative efforts that are going on throughout our system, as well as our CRM initiatives, we were able to increase our EBITDA year over year.

The results also were better than expected internally and three cents better than the guidance that we afforded the Street. The Derby numbers are not all in, obviously, in particular our revenues and expenses. But the preliminary data that we've seen relative to the Derby weekend is very encouraging and portends good things for both the Company and the entire racing industry.

This year's event provided our President Steve Sexton and his crew at the Churchill Downs racetrack with a number of new challenges that were directly related to the Master Plan development, as you know, that is ongoing here at Churchill Downs.

Beginning last summer, the clubhouse was razed to the ground and, by this year's Derby, only two of the six floors were available for use. And those floors were largely unfinished. We just had drywall, on the floors concrete, no ceiling, et cetera, but they were critical in accommodating the crowds that attended both Oaks and Derby.

The Churchill Downs racetrack team developed a complex plan that addressed a myriad of different things, including moving the Marquis Village, which comprises over 55 corporate suites and marquis. They had to move that to a new location on the first turn.

They constructed a new, temporary Infield facility to host some 3,500 patrons who would otherwise have occupied seats on the fourth, fifth and sixth floors of the clubhouse Millionaire's Row. They constructed a new temporary press facility to house the almost 2,000 members of the credentialed press.

And they also had to move the television media compound that housed all the electronic media. In short, the logistics associated with this Derby weekend were by far the toughest that I've seen in my 20 years here at the track.

Construction was not the least of their challenges. Starting on Friday morning, the rain began to fall in Kentucky, and by four o'clock on Derby day, a monsoon-like storm entered the picture and dropped almost an inch of water on the track.

It resulted in a washout of the track but through the efforts of our track superintendent and his crew, we had the track ready and by 6:10, the race was ready to go. And as you all know, Smarty Jones came across the finish line first.

Smarty also is going to be pictured on the front page of Sports Illustrated this week, the first time since 1983 that horse racing has had that prominent position. We're all reading stories attending this horse - including the Pennsylvania breeding connection, ailing owner and rookie jockey and trainer - that clearly rival the dream-come-true story that we experienced last year with Funny Cide.

And, without question, this horse will provide racing, and indeed the entire Triple Crown series, with a genuine star and hopefully he proceeds well as he goes through the Preakness and hopefully on to Belmont with the Triple Crown win.

Now, the numbers associated with the Derby weekend were fairly impressive. First of all, attendance was down 2.5 percent for the two-day event. Last year, we had about 262,000 people [including attendees at Trackside Louisville]. This year, we had 256,000 [including Trackside].

Despite poor weather condition and the construction, this number was well above the anticipated five-percent loss that we had programmed into our plan. The real surprise, though, was total wagering.

Overall wagering on both days was up almost two percent, with total handle of both days of $174 million compared to $171 million in 2003. Wagering on Derby day was at $143 million, which is a North American record for a single day.

And on the individual races, wagering on the Derby was up some 13 percent and the Oaks was up some 14 percent. Growth in account wagering was also impressive. During Derby week, our three, primary account-wagering partners - TVG, Youbet and AmericaTab - were up 26 percent, 46 percent and 46 percent, respectively.

So, that was a good showing there. Television ratings associated with the NBC telecast were equally impressive. NBC delivered a 9.3 rating with a 22 share for the 5:45 to 6:45 p.m. period, compared to a 7.6 and 20 percent share in 2003, a 22 percent increase and the best since 1992.

The rating peaked at 10.8 and at 26 share, a 27-percent higher peak than the 8.5 and 21 share when Funny Cide ran last year and won the Derby. The ESPN numbers ratings were also very good, with a 17-percent increase during the 2:30 to 5:00 p.m. period. And they achieved a 1.4 rating during that period.

But by far the most impressive number posted came from kentuckyderby.com, our special event Internet site. The 2.5 million unique visitors to that site on Thursday, Friday and Saturday of Derby week were 70 percent higher than last year. The results were directly attributable to new and unique elements contained on the site, advance coverage in the national media and various promotional relationships that we had with NBC, ESPN and FOX.

And one of the most successful promotions was the "Pay Day" Sweepstakes. That alone produced some 250,000 sign-ups, each containing full fields of customer information. And again, as you know, collecting data on our customers is a critical element of our overall CRM effort as it expands our database of new potential customers.

Again, while we've not reconciled all of the revenue and expense numbers associated with the Derby weekend, the preliminary data we have seen suggests that this was a year that was at or near what we expected, and in some areas, such as overall wagering and TV ratings, it far exceeded what we'd expected.

Now, let me turn to a couple of other matters. Construction at Churchill Downs racetrack is on schedule and on budget. We will be closing the floors that we used during the Derby weekend, those two floors that I mentioned before, and restarting the construction process next week.

Again, as we saw last year, the construction that will be ongoing will significantly impact the rest of the Spring Meet and the Fall Meet in 2004 here at Churchill Downs racetrack. The overall project will be completed in the early spring of 2005, shortly before the opening of the 2005 Spring Meet.

At Calder, we will be opening a new card room around the middle of the year, and this will provide a new revenue channel for that operation.

Now, turning our attention to the legislative front, we are actively pursuing alternative gaming legislation in a number of the states, including California where, together with Magna and various card clubs, we are supporting a statewide referendum. Legislative bodies will be meeting this year in Illinois and in Pennsylvania where we will be working to secure favorable legislation in those states. There's also a possibility of a statewide referendum in the state of Florida, and we are developing plans, obviously, for new efforts in both Indiana and Kentucky.

Depending on the events that unfold and the opportunities that may spring forth, we will aggressively pursue alternative gaming legislation as a part of our overall strategic plan for growth.

This summer, three of our tracks, Hollywood, Churchill and Arlington, will participate in the NTRA Summer Racing Series. This series involves five weekends where the races will be broadcast over ABC and/or ESPN.

Three of the five weekends will emanate from our locations. This is a significant move towards creating a "bridge" television property extending from the Triple Crown races in the spring to the Breeder's Cup races in the fall, something that we believe is sorely needed by the industry and we're fully supportive of it. Moreover, this series will provide our Company an opportunity to showcase and strengthen our quality racing content.

Finally, to prevent any questions regarding development activities, in particular articles relating to activities in both California and Louisiana, let me reiterate our policy. We do not comment on development activities unless and until such time as they reach a point of substantial completion. In short, we have not, nor will we, make any announcements about such matters until such a time as we know we can deliver on the promise.

CHURCHILL DOWNS, INC.
Moderator: Mike Ogburn
05-05-04/10:00 a.m. CT
Confirmation # 548094
Page 8

file:///R|/EdgarEase/8ktranscript104/tex9911q04.htm (6 of 18) [5/14/2004 3:41:30 PM]

I can state, however, that we will continue to look for additional racing content, particularly racing content in the first quarter. Second, we will continue to explore any and all opportunities that will allow us to maximize asset utilization, and in the appropriate case, monetize our land or other assets not needed in our core operations.

Now, as I mentioned, let me turn the call over to Andy Skehan, our chief marketing officer, and he'll give you a CRM update.

Andy Skehan: Thank you, Tom. I'd like to take the next few minutes to review why Customer Relationship Management, or CRM as it is typically referred to, is an appropriate strategy for Churchill Downs, what steps we are taking to effect this strategy, and then briefly touch on where we are in the process.

The strategy began to take shape more than two years ago when we realized that we could no longer conduct business as we had in the past. The challenges presented by our rapid growth, escalating media costs, increased competition and expanded distribution necessitated that we explore new and more effective ways of communicating with and serving our customers.

In particular, the trend toward more convenient off-track channels of distribution, while promoting increased handle, complicates our ability to maintain a relationship with many of our customers.

Today, nearly 85 percent of handle is generated at locations away from the track where the actual race is taking place. While the lack of direct contact with so many of our customers presented a challenge, it also presented an opportunity.

As Tom briefly referenced in his remarks, by leveraging the Kentucky Derby through our online Pay Day promotion, we were able to capture information on more than 250,000 unique racing customers from around the world.

By implementing systems that enable us to efficiently collect, store and analyze customer information, we can then design and deliver personalized products, services and communications to create a true customer-centric organization.

When we speak of CRM at Churchill Downs, we are speaking about the systems and processes that will enable us to deliver superior customer service no matter where you are located or how you interact with us.

To that effect, we have already installed new admissions and sales and catering applications at Churchill Downs Racetrack in Arlington Park. These systems will enable us to market and utilize our group hospitality services much more effectively.

This is both a source of increased revenue, and perhaps more importantly, the most effective means available to us for introducing new fans to the sport of Thoroughbred racing. We have also selected our CRM solutions providers and have begun installing the data management systems that will enable us to execute our plan.

We have augmented our staff with accomplished CRM professionals to guide the process. We have added Atique Shah to our team as the technical leader of our CRM implementation. Atique came to us from GSI Commerce, where he was responsible for a CRM implementation that was recognized by Gartner as the top CRM implementation in North America last year. Prior to that, Atique led a full-scale CRM implementation at the NBA.

Technology alone does not lead to improved results. To ensure success, we are addressing the people and processes associated with the systems and strategy.

We intend to instill a culture that places the customer at the center of every decision and recognizes that change is an essential and welcome element of creating that culture. We have initiated a parallel effort to our CRM strategy focused on change management.

Specifically, we are looking at the people systems we employ to ensure they promote and reward the behaviors necessary to attain our strategic objectives. We are revamping our performance management process at every level and evaluating ways to improve communications and promote a culture that recognizes customer-centric behavior.

While it's still relatively early in the process, there are substantial indications that our efforts are making a difference. Through our Twin Spires Affinity program, we have achieved unprecedented success using basic database marketing techniques.

The new systems will enable us to dramatically increase the frequency and sophistication of these efforts. We have also seen encouraging success with respect to customer satisfaction in areas where we have begun to implement systems and measurements that promote these behaviors.

We expect to see more progress as the year unfolds but do not plan to complete the system implementation until early next year. Now, I'd like to turn things over to our CFO Mike Miller to review our first quarter financial performance.

Mike Miller: Thank you, Andy, and good morning to everyone. My comments will be directed to our results and our financial position for the first quarter and then to provide earnings guidance for the second quarter as well as for the full year.

First, I want to ask that you turn your attention to the supplemental schedule revenues and EBITDA of our revenue segment. With regard to revenues, our pari-mutuel activity for the first quarter was predictably flat from year to year, given our lack of racing product and the results for the overall industry for the first quarter.

We did enjoy a revenue increase at Arlington, being awarded a greater share of the dark-day host fee money in 2004 from the Illinois Racing Board. The de minimus revenues for CDSN for both years reflects our having virtually no live racing during the quarter, CDSN again being responsible for all of our export simulcasting.

Our EBITDA for the quarter was a negative $13.1 million, an increase in our cash flow loss of nearly three quarter million dollars over 2003. The positive swing, which may have been anticipated from the increased revenues, was more than offset by increased expenses incurred in connection with CRM, as Andy has just discussed, our legislative efforts, and temporary venue expenses, which we incurred to get ready for Oaks and Derby.

Our normal operating, as well as SG&A, expenses, if I may use such a term as normal, were relatively flat from first quarter 2003 to 2004. Turning now to the full income statement, the discussion of revenues and EBITDA generally explains the change in our overall operating loss from year to year, an increase of approximately $900,000.

I will let you know that the depreciation expense included in the first quarter loss was $5.2 million, up approximately $250,000 from 2003 levels, the result of our Jockey Club suites being placed in service.

In the Other Income category, you will note a $400,000 decrease in interest expense year to year, in spite of increased debt balances. During the first quarter of 2003, we included in our interest expense approximately $600,000 of un-amortized loan issuance costs that we wrote off as a result of refinancing of our credit facilities in the spring of last year.

Aside from that write-off, our expense for 2004 would have slightly exceeded 2003, consistent with the increased debt balance. Our diluted earnings per share of 89 cents is two cents worse than in 2003.

The number of diluted shares is virtually the same, so the increase is directly attributable to the increased net loss for the period. The 89 cents is three cents better than the guidance previously given, and this variance is largely due to the timing of anticipated expenses.

Next I'll speak to balance sheet fluctuations, focusing at this time only on March-to-March fluctuations. The $6.1 million increase in current assets is a combination of several factors: increased cash balances, which are function of the timing of pari-mutuel settlements; increased deferred taxes, which arise from differences between GAAP and tax accounting; and increased receivables related to the Arlington property tax refund recorded in the fall of 2003.

Our Other Asset category increased as a result of loan issuance costs from the spring 2003 refinancing I previously mentioned, as well as the recording of the long-term portion of the Arlington property tax refund.

Net plant and equipment grew by nearly $44 million, which is roughly equal to the amount spent on the Master Plan during this timeframe. I might add that at this time we expect our Master Plan to be completed on time next spring, and as Tom mentioned, on budget at the $121 million level.

Our goodwill balances are unchanged for the period. We have performed the obligatory impairment tests on all facets of the goodwill balance and are comfortable that no impairment exists at any of the related facilities.

Accounts payable on accrued expenses have both increased as a result of our Master Plan activity. In addition, part of the increase in accounts payable is due to an increased purse payable related to Arlington's position in 2004 as the host track for the "dark day" monies.

The increase in deferred revenue stems from increased Derby and Oaks billings, primarily related to the Jockey Club suites. Our total debt, both current and long-term, increased by $14 million to $142 million, which is the net of our Master Plan and other capital spending, offset by use of our free cash flows to reduce our debt.

From March to March, the use of our credit facilities to finance net assets other than plant and equipment actually decreased. The increase in equity from March 2003 to March 2004 results from our net income for the period, a slight increase in shares outstanding and then reduced by our normal dividend.

Turning now to the guidance, we included in the release, guidance for the second quarter in a range of $2.10 to $2.15, which includes anticipated expenditures for legislative initiatives in all jurisdictions, but with emphasis on California, as well as for CRM expenses.

We are still in the process of finalizing just how successful how Derby and Oaks were, given the increased expenses incurred to put on these events, but are cautiously optimistic that earnings will fall into this range that is several cents greater than the $2.09 reported last year.

At the same time, we are reaffirming our full-year guidance of about $1.70. Both of these estimates will take on greater certainty as our recently convened race meets continue for a few weeks, allowing us to better assess business trends. We know from the past that Derby and Oaks business levels are not necessarily indicative of what we might expect for the regular race meets.

That concludes my remarks. I will now turn it back to the operator to open it up for questions.

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please press the "star" key, followed by the digit "one" on your touch-tone telephone.

Once again, it "star, one" if you do have a question.

And we'll go first to Amy Marcell, Jefferies & Company.

Amy Marcell: Thank you. I was actually wondering if you guys could give us the cap ex for the quarter and maybe cap ex guidance for the rest of the year?

Mike Miller: Well, in the call that we've had in February, we gave guidance for cap ex for the full year at $94 million, and that's still the number - still a good number to use for the year.

Let me see if I have some - oh, yes, I do. For the quarter, for the Master Plan for the first quarter, the cap ex was approximately $19.5 million, and for all other cap ex, including both CRM and then our regular maintenance cap ex, it was approximately $6.3 million.

Amy Marcell: OK. And could you quantify the construction disruption from this past quarter?

Mike Miller: Well, no. Not really. I mean, we've reported before that we have incurred additional expenses to put on the Derby and the Oaks with respect to temporary venues. And we've reported that number was about a million dollars.

But at this time, we're still determining all the financial results for Oaks and Derby, so it's very difficult to try to quantify that.

Amy Marcell: OK. Thank you very much.

Mike Miller: Thank you.

Operator: And we'll go next to Ryan Worst, C.L. King.

Ryan Worst: Morning.

Tom Meeker: Morning, Ryan.

Mike Miller: Morning, Ryan.

Ryan Worst: A couple questions. Mike, in your guidance, does that include everything you expect to spend on the initiative in California?

Mike Miller: During the - yes, it does indeed.

Ryan Worst: Sure. So, that's all included?

Mike Miller: Yes.

Ryan Worst: OK. And Tom, have you guys seen an impact on the off-track betting wagering due to the new OTB in Indiana across from Churchill?

Tom Meeker: Yes. We can't quantify it, first of all - well, in one respect we can. We had about, I think it was about a 10 percent decline in the Trackside operation here in Louisville. In terms of the meet, we're just one week into the meet so it's pretty hard for us to determine what's going to happen.

CHURCHILL DOWNS, INC.
Moderator: Mike Ogburn
05-05-04/10:00 a.m. CT
Confirmation # 548094
Page 16

Parenthetically, you know, they have not concluded, the Indiana Horse Racing Commission has not made a final determination as to what's going to happen with the Kentucky signals going into Indiana.

Currently the Kentucky signals do not go into the Clarksville operation.

Mike Miller: Well, let me clarify something, too, with respect to the guidance. We do have included in the second quarter guidance what we expect to incur in California. The full-year amount that may be spent there is still yet to be determined, and it will depend on just how the process unfolds.

Ryan Worst: OK. But you assume some spending there, I would guess, in your guidance but it could be more or less than that, depending on what happens?

Male: Indeed. Indeed.

Ryan Worst: OK. And then, the other OTBs in Indiana are getting the Kentucky signals. It's just the Clarksville one that is not?

Tom Meeker: That's correct.

Andy Skehan: And Evansville.

Ryan Worst: And when did that...

Tom Meeker: I'm sorry, in terms of our operations, all of our operations are getting the signal. Evansville and Clarksville are not.

Ryan Worst: OK. And when did the Clarksville OTB open?

Tom Meeker: February - I can't give you...

Mike Miller: I think it didn't open until March finally.

Mike Miller: It was delayed just a little.

Tom Meeker: Yes, late February, early March. Somewhere right in that area.

Ryan Worst: OK. And then also, Tom, I was wondering if you thought there was going to be an industry-wide impact or maybe something that might impact your strategy for account wagering going forward in that TVG did not exercise their warrants over Youbet. Does that change your strategy or outlook for account wagering for the industry?

Tom Meeker: No.

Ryan Worst: OK. And then on the "dark days" in Arlington Park?

Tom Meeker: Yes.

Ryan Worst: Is that going to be the same next year as it is this year?

Tom Meeker: It's to be determined.

Ryan Worst: OK. Thanks.

Mike Miller: Thank you, Ryan.

Operator: And just a reminder, if you do have a question, please press the "star" key, followed by the digit "one." And we'll go next to Tim Rice.

Tim Rice: Good morning. I know you get tired of me asking this and I get a little tired of asking it myself but can you...

Tom Meeker: Let's see if we'll get tired of answering it.

Tim Rice: But could you provide again your opinion as to whether there's any progress being made towards either a unified betting platform or unified television signal for the industry in this country?

Tom Meeker: I can only speak for our Company and as I reported in the opening statement, we are doing as much as we possibly can to broaden the reach of our account wagering platforms. We are now involved with AmericaTab and Youbet, coincident to the activities at TVG. TVG, in terms of providing more ubiquitous distribution, is alive and well. According to the latest figures, in the first quarter they are now reaching 12 million-plus homes on a full-time basis and some 17 million homes if you add in the top sports net simulcast that they do, which is about a 40-plus percent increase year over year.

So, on that front, there is more ubiquitous distribution, particularly in the areas of Comcast. They announced earlier a new relationship with Comcast, which will provide them greater coverage nationwide.

I think it continues to be our belief that, in conjunction with our efforts to improve the overall tote system, that: one, we need a much larger television exposure for racing; two, we need to establish a unified account for our patrons regardless of what platform they go over; and three, that the point of competition should be at the level of choosing what platform you want to pass over, not necessarily what signal you want or what video transmission you want to watch.

And I think as we move forward, hopefully, the industry will adopt such a paradigm. But in the end, right now I think from a customer standpoint, clearly the customers are demanding a unified account. Clearly, the customers are demanding a full range of products, and hopefully calm, cool heads will prevail and we'll be able to achieve that objective.

Tim Rice: Are you satisfied with your current arrangement with the rebaters?

Tom Meeker: No. I mean, obviously I think everyone would like to get more from the rebate operation, I think, as we move forward. We have seen significant improvement in our relationships in terms of the pricing of our products with the rebaters.

As we move forward hopefully we'll be able to achieve even greater results.

Tim Rice: Thanks very much.

Tom Meeker: Yes.

Operator: And there are no further questions at this time. Gentlemen, I'll turn the conference back to you for any closing remarks.

Tom Meeker: Well, thank you. As I mentioned in our last call, this will be a critical year for the Company as we reposition the Company in order to meet the new competitive challenges brought about by competition, the change in the distribution paradigm, et cetera.

Our legislative and CRM initiatives will continue to be our primary focus as we move forward for the remaining part of this year. However, we will also continue to seek new ways to strengthen our core racing products, such as the summer racing series that we're about to embark upon here shortly.

We'll continue to expand our distribution of in-home gaming products. We'll continue to improve our overall tote system and, today, we are leading the initiative to improve the overall tote system - and in particular, to improve the customer interfaces available to us in our respective things, be they new self-serve machines and/or PDA operations, et cetera, and obviously improve the security of the overall tote system. And finally, we will continue to focus on not only cost management but on new ways to improve our overall asset utilization.

We are well on our way to accomplishing these tasks and, in the end, as we have done in the past, we believe these efforts will afford us an opportunity to continue to grow the Company and, in particular, produce greater shareholder value for our investors.

And with that, I'll close today. And again, thank you for joining us this morning. Look forward to talking to you next quarter.

Operator: That concludes today's conference. Thank you for your participation.

This transcript contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to

END

CHURCHILL DOWNS, INC.
Moderator: Mike Ogburn
05-05-04/10:00 a.m. CT
Confirmation # 548094

reflect actual results., changes in assumptions or changes in other factors affecting forward-looking information.. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; a substantial change in law or regulations affecting our pari-mutuel activities; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; a decrease in riverboat admissions subsidy revenue from our Indiana operations; the impact of an additional Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; any business disruption associated with our facility renovations; the loss of our totalisator companies or their inability to keep their technology current; our accountability for environmental contamination; the loss of key personnel and the volatility of our stock price.